NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Jonathan H. Talcott T: 202.689.2806 Jon.talcott@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

June 6, 2025

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chris Edwards
Joe McCann

RE:	Abpro Holdings, Inc.
Registration Statement on Form S-1
Filed May 22, 2025
File No. 333-287492

Ladies and Gentlemen:

On behalf of Abpro Holdings, Inc. (the “Company”), we are hereby responding to the letter dated May 30, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on May 22, 2025 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1 filed May 22, 2025

Cover Page

1. Please revise the prospectus cover page to clearly state that YA II PN, Ltd. is an underwriter. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation Q. 139.13.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the Amended Registration Statement as requested.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Mike Bradshaw at (202) 689-2808.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	Miles Suk, Chief Executive Officer, Abpro Holdings, Inc.